# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRSTSUN CAPITAL BANCORP, CIK 0001709442
CUSIP: 33767U107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001552781-24-000601
Filed by CIK 0002044224

## Reporting persons
- Dana Hale Nelson Family Irrevocable Trust u/a/d 5-25-2011: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 1,616,000; shared voting power 0; sole dispositive power 1,616,000; shared dispositive power 0; aggregate amount beneficially owned 1,616,000 (3.66% of the class)
  Comment: Note for (1) Name of reporting person - 1,616,000 common shares held by the Dana Hale Nelson Family Irrevocable Trust U/A/D 5/25/2011. As of the date of filing this Amendment No. 1, Dana Hale Nelson served as the trustee of the above named trust.
- JVH Orion Trust For the Dana Hale Nelson Family U/A/D 7/8/2011: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 69,000; shared voting power 0; sole dispositive power 69,000; shared dispositive power 0; aggregate amount beneficially owned 69,000 (0.16% of the class)
  Comment: Note for (1) Name of reporting person - 69,000 common shares held by the JVH Orion Trust For the Dana Hale Nelson Family U/A/D 7/8/2011. As of the date of filing this Amendment No. 1, Dana Hale Nelson served as the trustee of the above named trust.
- Dana Hale Nelson Trust Agreement U/A/D 12/8/1995: type of reporting person: other (OO); citizenship or place of organization: Kansas (KS); member of a group; sole voting power 200; shared voting power 0; sole dispositive power 200; shared dispositive power 0; aggregate amount beneficially owned 200 (0% of the class)
  Comment: Note for (1) Name of reporting person - 200 common shares held by the Dana Hale Nelson Trust Agreement U/A/D 12/8/1995. As of the date of filing this Amendment No. 1, Dana Hale Nelson served as the trustee of the above named trust.

## Item 1. Issuer
Name of issuer: FIRSTSUN CAPITAL BANCORP
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing: The Statement is filed by the (i) Dana Hale Nelson Family Irrevocable Trust U/A/D 5/25/2011; (ii) JVH Orion Trust For the Dana Hale Nelson Family U/A/D 7/8/2011; and (iii) Dana Hale Nelson Trust Agreement U/A/D 12/8/1995 (each, a "Reporting Person" and collectively the "Reporting Persons").
Address of principal business office or, if none, residence:
1400 16th Street, Suite 250
Denver, Colorado 80202
Citizenship:
The Dana Hale Nelson Family Irrevocable Trust U/A/D 5/25/2011is a trust existing in the State of Missouri.
The JVH Orion Trust For the Dana Hale Nelson Family U/A/D 7/8/2011is a trust existing in the State of Missouri.
Dana Hale Nelson Trust Agreement U/A/D 12/8/1995 is a trust existing in the State of Kansas.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date of filing this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 1,685,200 shares of the Issuer's Common Stock or 3.82% of the Issuer's Common Stock. The aggregate shares of the Issuer's Common Stock beneficially owned by the Reporting Persons has not changed since the initial Schedule 13G filed by the Reporting Persons on November 14, 2024. Dana Hale Nelson ("Nelson") is the trustee of each of the Dana Hale Nelson Family Irrevocable Trust U/A/D 5/25/2011; the JVH Orion Trust For the Dana Hale Nelson Family U/A/D 7/8/2011; and the Dana Hale Nelson Trust Agreement U/A/D 12/8/1995. As such, she may be deemed to have voting, investment, and dispositive power with respect to the securities described in this Amendment No. 1. Nelson owns no other shares of the Issuer's Common Stock. The Reporting Person has ceased to be the beneficial owner of more than 5 percent of the Issuer's Common Stock. See Item 5 below.
Percent of class: As of the date of filing this Amendment No. 1, the Reporting Persons may be deemed to beneficially own 1,685,200 shares of the Issuer's Common Stock or 3.82% of the Issuer's Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 44,123,875 shares of the Issuer's voting Common Stock outstanding as of May 7, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026.
Sole power to vote or to direct the vote: Each Reporting Person has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the shares indicated in Item 4(a) as being beneficially owned by that Reporting Person. Because of the overlapping trusteeship of the Reporting Persons, however, the Reporting Persons may be deemed to have shared power to vote or direct the vote and the shared power to dispose of or direct the disposition of the entire 1,685,200 shares of the Issuer's Common Stock owned, in the aggregate, by the Reporting Persons.
Shared power to vote or to direct the vote: See (i) above.
Sole power to dispose or to direct the disposition: See (i) above.
Shared power to dispose or to direct the disposition: See (i) above.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of August 10, 2026, by and among the Dana Hale Nelson Family Irrevocable Trust U/A/D 5/25/2011; the JVH Orion Trust For the Dana Hale Nelson Family U/A/D 7/8/2011; and the Dana Hale Nelson Trust Agreement U/A/D 12/8/1995.

## Signatures
- Dana Hale Nelson Family Irrevocable Trust u/a/d 5-25-2011: /s/ Dana Hale Nelson, Dana Hale Nelson/Trustee (08/10/2026)
- JVH Orion Trust For the Dana Hale Nelson Family U/A/D 7/8/2011: /s/ Dana Hale Nelson, Dana Hale Nelson/Trustee (08/10/2026)
- Dana Hale Nelson Trust Agreement U/A/D 12/8/1995: /s/ Dana Hale Nelson, Dana Hale Nelson/Trustee (08/10/2026)